SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
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                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. 2)


                            STRAYER EDUCATION, INC.
    -----------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
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                        (Title of Class of Securities)


                                   863236105
    -----------------------------------------------------------------------
                                (CUSIP Number)

                               Steven B. Klinsky
                          New Mountain Partners, L.P.
                         712 Fifth Avenue, 23rd Floor
                           New York, New York 10019
                           Telephone: (212) 720-0300
    -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  Copies to:
                               J. Michael Schell
                                 Sean C. Doyle
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                           Telephone: (212) 735-3000

                                October 8, 2002
    -----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on the following pages)

CUSIP No. 863236105                                   13D
_______________________________________________________________________________
    1      NAME OF REPORTING PERSONS:
                New Mountain Partners, L.P.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                13-4099832
_______________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   [X]  (a)
                                                                   [ ]  (b)
_______________________________________________________________________________
    3      SEC USE ONLY

_______________________________________________________________________________
    4      SOURCE OF FUNDS:
               See Items 3 and 4      AF, OO
_______________________________________________________________________________
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            [ ]
_______________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
_______________________________________________________________________________
                                   7          SOLE VOTING POWER:
          NUMBER OF                           None
           SHARES                 _____________________________________________
        BENEFICIALLY
        OWNED BY EACH              8          SHARED VOTING POWER:
          REPORTING                           7,058,456
         PERSON WITH              _____________________________________________
                                   9          SOLE DISPOSITIVE POWER:
                                              None
                                  _____________________________________________
                                   10         SHARED DISPOSITIVE POWER:
                                              7,058,456
_______________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
               7,058,456 shares
_______________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES   [ ]
_______________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               49.0%
_______________________________________________________________________________
   14      TYPE OF REPORTING PERSON:
                PN
_______________________________________________________________________________



CUSIP No. 863236105                                   13D
_______________________________________________________________________________
    1      NAME OF REPORTING PERSONS:
                New Mountain Investments, L.P.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                13-4099829
_______________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           [X]  (a)
                                                           [ ]  (b)
_______________________________________________________________________________
    3      SEC USE ONLY

_______________________________________________________________________________
    4      SOURCE OF FUNDS:
                AF, OO
_______________________________________________________________________________
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                  [ ]
_______________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
_______________________________________________________________________________
                                   7          SOLE VOTING POWER:
          NUMBER OF                           None
           SHARES                 _____________________________________________
        BENEFICIALLY               8          SHARED VOTING POWER:
        OWNED BY EACH                         7,058,456
          REPORTING               _____________________________________________
         PERSON WITH               9          SOLE DISPOSITIVE POWER:
                                              None
                                  _____________________________________________
                                  10          SHARED DISPOSITIVE POWER:
                                              7,058,456
_______________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
               7,058,456 shares
_______________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   [ ]
_______________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               49.0%
_______________________________________________________________________________
   14      TYPE OF REPORTING PERSON:
                PN
_______________________________________________________________________________


CUSIP No. 863236105                                   13D

_______________________________________________________________________________
    1      NAME OF REPORTING PERSONS:
                New Mountain GP, LLC
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                13-4099827
_______________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              [X]  (a)
                                                              [ ]  (b)
_______________________________________________________________________________
    3      SEC USE ONLY

_______________________________________________________________________________
    4      SOURCE OF FUNDS:
                AF, OO
_______________________________________________________________________________
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                     [ ]
_______________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
_______________________________________________________________________________
                                 7          SOLE VOTING POWER:
          NUMBER OF                         None
           SHARES               _______________________________________________
        BENEFICIALLY             8          SHARED VOTING POWER:
        OWNED BY EACH                       7,058,456
          REPORTING             _______________________________________________
         PERSON WITH             9          SOLE DISPOSITIVE POWER:
                                            None
                                _______________________________________________
                                10          SHARED DISPOSITIVE POWER:
                                            7,058,456
_______________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
               7,058,456 shares
_______________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                 [ ]
_______________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               49.0%
_______________________________________________________________________________
   14      TYPE OF REPORTING PERSON:
                OO
_______________________________________________________________________________



CUSIP No. 863236105                                   13D
_______________________________________________________________________________
    1      NAME OF REPORTING PERSONS:
                Steven B. Klinsky
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                N/A
_______________________________________________________________________________
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            [X]  (a)
                                                            [ ]  (b)
_______________________________________________________________________________
    3      SEC USE ONLY

_______________________________________________________________________________
    4      SOURCE OF FUNDS:
                OO, PF
_______________________________________________________________________________
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                    [ ]
_______________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                United States of America
_______________________________________________________________________________
                                    7       SOLE VOTING POWER:
          NUMBER OF                         None
           SHARES                  ____________________________________________
        BENEFICIALLY                8       SHARED VOTING POWER:
        OWNED BY EACH                       7,058,456
          REPORTING                ____________________________________________
         PERSON WITH                9       SOLE DISPOSITIVE POWER:
                                            None
                                   ____________________________________________
                                   10       SHARED DISPOSITIVE POWER:
                                            7,058,456
_______________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                7,058,456 shares
_______________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                [ ]
_______________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               49.0%
_______________________________________________________________________________
   14      TYPE OF REPORTING PERSON:
                IN
_______________________________________________________________________________



                        Amendment No. 2 to Schedule 13D
                        -------------------------------

         The statement on Schedule 13D (the "Schedule 13D"), as amended by Amendment No. 1 thereto ("Amendment No. 1"), filed jointly on March 26, 2001 and May 15, 2001, respectively, by the persons listed on the signature pages thereto relating to the beneficial ownership of the common stock, par value $.01 per share ("Common Stock"), of Strayer Education, Inc., a Maryland corporation (the "Issuer") and the beneficial ownership of the Series A Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), of the Issuer, which is convertible into shares of Common Stock, is hereby amended and supplemented as set forth below in this Amendment No. 2 ("Amendment No. 2") to the Schedule 13D by the persons listed on the signature pages hereto (the "Reporting Persons"). Capitalized terms used below and not otherwise defined herein shall have the meanings set forth in the Schedule 13D or Amendment No.1.


Item 4.  Purpose of Transaction.

         The disclosure in Item 4(a) is hereby amended and supplemented by adding the following:

         "On October 8, 2002 pursuant to a request made by New Mountain and DB Capital under Section 2(a) of the Registration Rights Agreement, the Issuer filed a Registration Statement on Form S-3 (the "Registration Statement") relating to an aggregate of 2,300,000 shares of Common Stock beneficially owned by New Mountain and DB Capital which may be sold pursuant to an underwritten offering (the "Offering"). The Registration Statement relates to 1,700,000 shares of Common Stock beneficially owned by New Mountain and 600,000 shares of Common Stock beneficially owned by DB Capital (including up to 300,000 shares of Common Stock which may be purchased by the underwriters of the Offering to cover any over-allotments) (collectively, the "Shares")."

         The disclosure in Item 4(d) is hereby amended and supplemented by adding the following:

         "Following the sale of the Shares in the Offering, it is expected that pursuant to Section 10 of the Articles Supplementary, the percentage of the total members of the Board of Directors of the Issuer that the holders of Series A Preferred Stock are entitled to elect will be reduced from 50% to 40%. It is anticipated that in connection with the Offering, New Mountain and DB Capital will agree that following the completion of the Offering, Charles Ayres, a designee of DB Capital, will resign from the Board of Directors of the Issuer and that New Mountain will be entitled to elect all of the members of the Board of Directors of the Issuer entitled to be elected by the holders of the Series A Preferred Stock pursuant to the Articles Supplementary."


Item 5.  Interest in Securities of the Issuer.

         The disclosure in Item 5(a) is hereby amended and restated in its entirety as follows:

         "As of the date of this Amendment No. 2, the Reporting Persons may be deemed to beneficially own an aggregate of 7,058,456 shares of Common Stock which include:


                  (i) 6,058,456 shares of Common Stock issuable upon the conversion of 6,058,456 shares of Series A Preferred Stock (which includes dividends declared on Series A Preferred Stock as of October 1, 2002). Of the shares of Series A Preferred Stock 4,644,816 are owned directly by the Reporting Persons, and the beneficial ownership of 1,413,640 shares of Series A Preferred Stock, which are currently convertible into 1,413,640 shares of Common Stock, arises from the Shareholders' Agreement, which provides the Reporting Persons with the ability to require that DB Capital participate pro rata in certain sales of securities to a party that is not an affiliate of New Mountain and provides that each of the Reporting Persons and DB Capital support their respective individual and joint Board nominees. The Articles Supplementary provide that some of the dividends will be accrued and added to the liquidation preference, thereby increasing the number of shares of Common Stock into which the Series A Preferred Stock will be convertible. The Reporting Persons do not intend to amend or supplement the Schedule 13D as amended to reflect the additional shares of Common Stock which may be issued upon conversion of the Series A Preferred Stock, due solely to the accrual of dividends to increase the liquidation preference.

                  (ii) the Option granted to New Mountain and DB Capital to purchase up to 1,000,000 shares of Common Stock from the Baileys. Of this 1,000,000 shares, an option to purchase 767,000 was granted directly to New Mountain and an option to purchase the other 233,000 was granted to DB Capital.

         Assuming the number of shares outstanding on October 8, 2002, the Reporting Persons may be deemed to beneficially own approximately 49.0% of the outstanding Common Stock, on a fully diluted basis. The Reporting Persons hereby disclaim beneficial ownership of the Series A Preferred Stock and the Option (and the shares issuable upon conversion of the Series A Preferred Stock and/or the exercise of the Option) to the extent owned by DB Capital."

         The disclosure in Item 5(b) is hereby amended and restated in its entirety as follows:

         "The Reporting Persons and DB Capital may be deemed to comprise a group for the purposes of voting for directors and disposing of shares under the Shareholders' Agreement, which is hereby incorporated by reference herein. As of the date of this Amendment No. 2, the Reporting Persons and DB Capital have shared voting power to direct the vote of 7,058,456 shares and have shared power to direct the disposition of 7,058,456 shares. The Reporting Persons have the sole power to vote and sole power to direct the disposition of 0 shares and disclaim beneficial ownership of the Series A Preferred Stock and the shares issuable upon conversion of the Series A Preferred Stock and/or the Option.

         For purposes of Section 13 of the Act, NMI may be deemed to control New Mountain, NM may be deemed to control NMI and Mr. Klinsky may be deemed to control NM. Each of the Reporting Persons may thus be considered to beneficially own and to have shared voting power with respect to all of the Series A Preferred Stock and Common Stock held beneficially by New Mountain and shared dispositive power with respect to 7,058,456 shares."

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        NEW MOUNTAIN PARTNERS, L.P.
                                        By: New Mountain Investments, L.P., its
                                                 general partner
                                        By: New Mountain GP, LLC, its
                                                 general partner


                                        By:/s/Steven B. Klinsky
                                           ____________________________________
                                           Name:  Steven B. Klinsky
                                           Title: Member


                                        NEW MOUNTAIN INVESTMENTS, L.P.
                                        By: New Mountain GP, LLC, its
                                              general partner


                                        By:/s/Steven B. Klinsky
                                           ____________________________________
                                           Name:  Steven B. Klinsky
                                           Title: Member


                                        NEW MOUNTAIN GP, LLC


                                        By:/s/Steven B. Klinsky
                                           ____________________________________
                                           Name:  Steven B. Klinsky
                                           Title: Member


                                           /s/Steven B. Klinsky
                                           ____________________________________
                                           Name:  Steven B. Klinsky


Dated: October 8, 2002